

January 14, 2013

<u>Via E-mail</u>
Choon-Hoi Then
Chief Financial Officer
WSP Holdings Limited
No. 38 Zhujiang Road
Xinqu, Wuxi
Jiangsu Province
People's Republic of China

     Re: **WSP Holdings Limited**
              Form 20-F for Fiscal Year ended December 31, 2011
              Filed April 30, 2012
              File No. 001-33840

Dear Mr. Then:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ A.N. Parker

                            Anne Nguyen Parker
                            Branch Chief

cc: Mr. Benjamin Su